Exhibit 99.4

ESTIMATE OF RESERVES AND FUTURE NET CASH FLOW

to the

CARRIZO OIL & GAS INC. INTEREST

In certain properties located in

VARIOUS COUNTIES, TEXAS

as of

DECEMBER 31, 2011

BASED ON CONSTANT PRICE AND COST PARAMETERS

IN ACCORDANCE WITH

SECURITIES AND EXCHANGE COMMISON GUIDELINES

VOLUME I

LaRoche Petroleum Consultants, Ltd.

February 9, 2012

Mr. Andrew R. Agosto

Vice President

Carrizo Oil & Gas, Inc.

1000 Louisiana Street, Suite 1500

Houston, Texas 77002

Dear Mr. Agosto:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2011, to the Carrizo Oil & Gas, Inc. (Carrizo) interest in certain properties located in Denton, Erath, Hill, Hood, Jack, Johnson, Tarrant and Wise counties, Texas. This report was completed as of the date of this letter. This report was prepared to provide Carrizo with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise seventy percent (70%) of Carrizo’s total proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Carrizo interest, as of December 31, 2011, to be:

	Net Reserves			Future Net Cash Flow (M$)
Category	Oil (Barrels)	NGL (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	13,924	449,810	319,728,875	$675,248,875	$332,583,906
Non-Producing	0	0	50,056,105	$100,090,664	$44,057,055
Proved Undeveloped	3,944	285,875	284,138,719	$363,190,562	$58,900,938

Total Proved(1)	17,868	735,685	653,923,699	$1,138,530,101	$435,541,899

1) The total proved values above may or may not match those values on the total proved summary page and one line summaries that follow this letter due to rounding by the economics program.

The oil reserves include crude oil, condensate, and natural gas liquids (NGL). Oil and NGL reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

2435 North Central Expressway, Suite 1500 • Richardson, Texas 75080 • Phone (214) 363-3337 • Fax (214) 363-1608

This report includes: (1) summary economic projections of reserves and cash flow for each reserve category, (2) one-line summaries of basic economic data and reserves for each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties for which more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2011 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Carrizo to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month un-weighted arithmetic average of the first day of the month price for the period January through December 2011. Gas prices are referenced to a WAHA physical price of $4.03 per MMBtu, as posted by Platts Daily Gas, and are adjusted for energy content, transportation fees, and regional price differentials. Oil prices are referenced to a West Texas Intermediate (WTI) crude oil price of $92.81 per barrel, as posted by ConocoPhillips (Conoco), and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. NGL prices are calculated as a historical percentage of the WTI price and are referenced to a WTI physical price of $92.71 per barrel, as posted by Plains All American Pipeline, L.P. (Plains), adjusted for transportation fees and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices over the life of the properties are $92.861 per barrel for oil, $3.152 per Mcf for gas, and $42.975 per barrel for NGL.

Lease and well operating expenses are based on data obtained from Carrizo. Expenses for the properties operated by Carrizo include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Leases and wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. Costs for all properties have been divided into fixed field operating costs and variable per-well costs. Based on information supplied by Carrizo, gas gathering and transportation costs are such that royalty interest owners assume their proportionate share of these costs. Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Carrizo and are included as required for workovers, new development wells, and production equipment. Carrizo has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are held constant.

LaRoche Petroleum Consultants, Ltd.

Severance tax rates for all properties are calculated based on applicable State of Texas guidelines for High Cost Gas Exemption wells. Capital investments necessary to determine these severance tax rates have been provided by Carrizo.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Carrizo interest. Our projections are based on the Carrizo interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Carrizo or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Carrizo including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Carrizo.

Carrizo makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Carrizo has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and

LaRoche Petroleum Consultants, Ltd.

Form S-8 of Carrizo of the references to our name, together with the references to our third party report for Carrizo which appears in the December 31, 2011 annual report on Form 10-K and/or 10-K/A of Carrizo. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Carrizo.

We have provided Carrizo with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Carrizo and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is William M. Kazmann. Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has thirty seven years of engineering experience in the oil and gas industry. Mr. Kazmann earned Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates for his employers and his own companies throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past fifteen years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,
LaRoche Petroleum Consultants, Ltd. State of Texas Registration Number F-1360

Al lakovakis Manager of Unconventional Resource Evaluations Senior Staff Engineer

William M. Kazmann Licensed Professional Engineer State of Texas No. 45012

Al:mk

11-918

LaRoche Petroleum Consultants, Ltd.

DEFINITION OF RESERVES

Adapted from United States Securities and Exchange Commission

Regulation S-X Rule 4-10(a) as Amended

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be recoverable, as of a given date, by application of development projects to known accumulations based on: analysis of geoscience and engineering data; the use of reliable technology; the legal right to produce; installed means of delivering the oil, gas, or related substances to markets, or the permits, financing, and the appropriate level of certainty (reasonable certainty, as likely as not, or possible but unlikely) to do so; and economic producibility at current prices and costs.

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions utilize current costs as of the effective date of the estimate and constant pricing utilizing the average price for the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty is defined as having a high degree of confidence which means that the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geosciences (geological, geophysical and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is more likely to increase or remain constant than to decrease. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered and if probabilistic methods are used, there should be at least a 90% probability that quantities actually recovered will equal or exceed the estimate.

Reservoirs are considered proved if economic producibility is supported by actual production, a conclusive formation test, or other reliable technology. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (2) portions of the reservoir not yet drilled but which are reasonably certain to be economically producible on the basis of available geological and engineering data utilizing reliable technology. In the absence of information and reliable technology to establish fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when support for the engineering analysis on which the project or program was based includes successful testing by a pilot project or the operation of an installed program in the reservoir or the use of techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty.

LaRoche Petroleum Consultants, Ltd.

Proved developed oil and gas reserves are reserves, in projects that extract oil and gas through wells, that can be expected to be recovered through existing wells with existing equipment and operating methods; and, in projects that extract oil and gas in other ways, can be expected to be recovered through extraction technology installed and operational at the time of the reserves estimate. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. Developed reserves are subcategorized as producing or non-producing.

Proved developed producing reserves are expected to be recovered from existing wells in completion intervals which are open and producing at the date of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Proved developed non-producing reserves include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those development spacing areas that are reasonably certain of economic producibility based on engineering, geosciences, and economic data and reliable technology, including actual drilling statistics in the area. Estimates for proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless supported by techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, in sum with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there must be a least a 50% probability that the actual quantities recovered with equal or exceed the proved plus probable reserves estimates.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability to exceed the sum of proved, probable, and possible reserves. When probabilistic methods are used, there must be at least a 10% probability that the actual quantities recovered will equal or exceed the sum of proved, probable, and possible estimates.

LaRoche Petroleum Consultants, Ltd.